UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 29, 2015, Husky Energy Inc. issued a press release announcing it has started production from the South White Rose project in the Jeanne d’Arc Basin offshore Newfoundland and Labrador.

The attached press release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by Husky Energy Inc. under the US Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: June 29, 2015		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Begins Oil Production at South White Rose Extension

Calgary, Alberta (June 29, 2015) – Husky Energy has started production from the South White Rose project in the Jeanne d’Arc Basin offshore Newfoundland and Labrador.

“South White Rose is Husky’s second major subsea satellite tieback following the successful North Amethyst subsea project,” said CEO Asim Ghosh. “Both of these projects extend the life of the main White Rose field and use the SeaRose FPSO (floating production, storage and offloading) vessel.”

The SeaRose has a strong track record for reliability, with uptime of approximately 96 percent in 2014.

The first well has been brought online and the second well is scheduled to start up in late summer. Net peak production from the South White Rose extension is expected to ramp up to about 15,000 barrels per day (bbls/day) following the startup of the second well.

New production from South White Rose and the planned Hibernia-level formation well beneath the North Amethyst field is anticipated to offset the impact of natural declines in the region.

Other Activities

•	The Hibernia-level formation well beneath the North Amethyst field is expected to begin production in the fourth quarter, with forecast net peak production of 5,000 bbls/day.

•	The Company continues to advance its assessment of both the subsea and wellhead platform concepts in relation to the development of the West White Rose satellite field.

•	In the northern Flemish Pass Basin, the West Hercules rig is continuing an 18-month exploration and appraisal program in the Bay du Nord discovery area. Husky holds a 35 percent working interest in the Bay du Nord discovery.

Husky is the operator of South White Rose, holding a 72.5 percent working interest in the main White Rose field and a 68.9 percent interest in the satellite fields, which include North Amethyst, South White Rose and West White Rose.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this document are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this document include, but are not limited to, references to:

•	with respect to the Company’s Atlantic Region: anticipated timing of production from the second well at the South White Rose extension; anticipated net peak daily production from the South White Rose extension; anticipation that production from the South White Rose extension and planned Hibernia-level formation well will offset the impact of natural declines in the Atlantic Region; anticipated timing of production from the Hibernia-level formation well; and anticipated net peak daily production from the Hibernia-level formation well.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2014 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.